SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 05 May 2016

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

6 May 2016

InterContinental Hotels Group PLC

First Quarter Trading Update

Good first quarter performance with strong brand momentum

Highlights

•      Global Q1 comparable RevPAR up 1.5%1
•      Enhanced global scale: 5k rooms opened, increasing net system 2.7% YoY to 742k rooms
•      Building future growth: 15k rooms signed; pipeline of 220k rooms, with ~45% under construction

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:

"We have made a good start to the year, driving RevPAR up 1.5% against the background of weak oil markets and the earlier timing of Easter, which affected several of our markets.

We continued our focus on building and leveraging scale where it matters, signing rooms into our pipeline at the fastest rate since 2008.  We also strengthened our position in the rapidly growing boutique segment, signing the first Kimpton Hotels & Restaurants property outside the Americas, in Amsterdam, and opening and signing a record number of rooms for our Hotel Indigo brand.

At the same time, we continue to evolve and enhance our leading loyalty programme, IHG Rewards Club.  This week we announced that IHG Rewards Club members will be offered exclusive, preferential rates when they book through our direct channels.  This new benefit further strengthens our loyalty offer by helping us build deeper relationships with our most loyal guests, whilst driving more direct bookings to our hotels.

Looking ahead, despite economic and political uncertainty in some markets, current trading trends and the momentum behind our brands give us confidence for the rest of the year."

First Quarter RevPAR performance

Group
RevPAR was up 1.5%, with rate up 1.0% and occupancy up 0.3%pts. The shift in timing of Easter into Q1 had an adverse impact across the industry, especially in the Americas and Europe, which we expect to reverse in Q2.

Americas
RevPAR was up 1.9%. In the US RevPAR was up 1.5%, with occupancy levels of almost 65% on the back of record levels of industry demand.  Performance continued to be impacted by our higher concentration of rooms in oil producing markets, where RevPAR was down 10.3%, compared to 3.2% growth in the rest of the estate. Elsewhere in the region, Mexico drove double digit RevPAR growth, we saw a solid performance across Latin America & the Caribbean, and Canada declined 0.4%.

Europe
RevPAR was up 1.4%. Germany and Russia/CIS, two of our priority markets, delivered mid-single digit RevPAR growth. France was down 2.3%, with double digit growth in the provinces, outweighed by declines in Paris.  Flat RevPAR in the UK reflects a solid performance in the provinces, offset by softer industry-wide trading in London, predominantly due to supply increases.

Asia, Middle East & Africa
RevPAR was down 1.1%.  Performance in the region outside the Middle East was strong, with 5.0% RevPAR growth overall.  Japan and India delivered double digit RevPAR growth; Australasia was up 5.9%; and Southeast Asia up 3.3% led by Vietnam, the Philippines and Thailand. In the Middle East RevPAR was down 10.4% due to the ongoing impact of low oil prices.

Greater China
RevPAR was up 2.2%.  Growth of 6.2% in mainland China was led by mainland tier one cities, where RevPAR was up 8.3%.  This was partially offset by the ongoing industry-wide issues in Hong Kong and Macau where there were double digit declines.

1 RevPAR growth is at constant exchange rates (CER) unless otherwise stated.

Strategic progress

Strengthening our preferred brands
-    The Holiday Inn Brand Family gained further momentum with over 10k room signings, our best in the first quarter for eight years.
-     InterContinental New York Barclay re-opened at the end of April following the $180m refurbishment and repositioning of this flagship property.
-    We signed five iconic InterContinental Hotels & Resorts properties globally, the highest first quarter number for eight years. This included the landmark Chongqing Raffles City hotel in China, taking our pipeline for the
      InterContinental brand in the Greater China region to 24 hotels.
-    We strengthened our position as the leading player in the fast-growing boutique segment by opening and signing a record number of Hotel Indigo rooms, including signing the 160 room Hotel Indigo Tel Aviv - City Centre (our second in the city). We signed our first Kimpton Hotels & Restaurants property outside the Americas, as well as two further Kimpton Hotels in the US.
-    Across our extended stay portfolio we delivered our best first quarter signings performance since 2008; we now have more than 100 Candlewood Suites and more than 100 Staybridge Suites properties in our pipeline.

Building and leveraging scale
-    Net system size up 2.7% year on year to 742k rooms (5,028 hotels).
-    Over 5k rooms (38 hotels) opened in the first quarter, which is historically our slowest quarter for openings.
-    We removed 8k rooms (42 hotels), and expect removals to trend back to within the 2-3% range for the full year.
-    15k new rooms (111 hotels) were signed, our highest first quarter since 2008, including 11k rooms in the Americas where signings were up almost 20% on the first quarter last year, and in Greater China where room signings were up almost 10%.
-    IHG's pipeline increased to 220k rooms, with 90% in our ten priority markets and approximately 45% under construction.
-    13% share of the active industry pipeline, around three times current supply share.

Driving revenue delivery through technology and loyalty
-    Following our pioneering and successful direct channel pricing trial in Europe and the Americas in 2015, on 3 May 2016 we announced the global rollout of "Your Rate by IHG Rewards Club" which provides exclusive, preferential rates to loyalty members when booking through our direct channels.
-    Our next generation Guest Reservation System is on track for a phased roll-out in 2017.

Financial position and capital allocation

The financial position of the group remains robust, with an ongoing commitment to an efficient balance sheet and an investment grade credit rating.
As previously announced, on 23 May we will return $1.5bn to shareholders by way of a special dividend with share consolidation, taking the total returned to shareholders since demerger in 2003 to $12.1bn.

Foreign exchange

The strengthening of the dollar over the last year reduced group RevPAR for the quarter to a 0.7% decline when reported at actual exchange rates.  A breakdown of constant currency versus actual currency RevPAR by region is set out in Appendix 2.

Appendix 1: First quarter RevPAR movement summary
	Q1 2016
	RevPAR	Rate	Occ.
Group	1.5%	1.0%	0.3%pts
Americas	1.9%	2.3%	(0.2)%pts
Europe	1.4%	0.5%	0.6%pts
AMEA	(1.1)%	(1.9)%	0.6%pts
G. China	2.2%	(3.3)%	3.1%pts

Appendix 2: First quarter RevPAR at constant exchange rates (CER) vs. actual exchange rates (AER)

	First quarter 2016
	CER	AER	Difference
Group	1.5%	(0.7)%	(2.2)%pts
Americas	1.9%	0.7%	(1.2)%pts
Europe	1.4%	(3.1)%	(4.5)%pts
AMEA	(1.1)%	(4.6)%	(3.5)%pts
G. China	2.2%	(1.6)%	(3.8)%pts

	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	5,073	(7,634)	(2,561)	741,807	2.7%	15,234	220,159
Americas	3,924	(6,212)	(2,288)	477,287	0.9%	10,522	100,989
Europe	-	(574)	(574)	106,137	1.8%	731	21,073
AMEA	306	(495)	(189)	72,384	8.8%	156	37,544
G. China	843	(353)	490	85,999	9.0%	3,825	60,553

Appendix 3: First quarter system & pipeline summary (rooms)

Appendix 4: Definitions
AER: Actual exchange rates used for each respective period.
CER: Constant exchange rates with 2015 exchange rates applied to 2016.
Comparable RevPAR: Revenue per available room for hotels that have traded for all of 2015, reported at CER.

For further information, please contact:
Investor Relations (Catherine Dolton; Adam Smith):	+44 (0)1895 512176	+44 (0)7808 098724
Media Relations (Yasmin Diamond; Zoë Bird):	+44 (0)1895 512008	+44 (0)7736 746167

Conference call for Analysts and Shareholders:
A conference call with Paul Edgecliffe-Johnson (Chief Financial Officer) will commence at 9.00am London time on 6 May. There will be an opportunity to ask questions.

UK Toll UK Toll Free US Toll	+44 (0) 20 3003 2666 0808 109 0700 +1 212 999 6659
Passcode	IHG Investor
A replay of the 9.00am conference call will be available following the event - details are below:
UK Toll	+44 (0) 20 8196 1998
Replay pin	4909267#

US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9.00am New York Time on 6 May with Paul Edgecliffe-Johnson (Chief Financial Officer). There will be an opportunity to ask questions.

UK Toll US Toll US Toll Free	+44 (0) 20 3003 2666 +1 212 999 6659 +1 866 966 5335
Passcode	IHG Investor
A replay of the 9.00am US conference call will be available following the event - details are below:
UK Toll US Toll Free	+44 (0) 20 8196 1998 +1 866 583 1035
Replay pin	9694938#
Website: The full release and supplementary data will be available on our website from 7.00am (London time) on 6 May. The web address is www.ihgplc.com/Q1.
Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, HUALUXE™ Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN® Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,000 hotels and nearly 742,000 guest rooms in almost 100 countries, with nearly 1,400 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world's first and largest hotel loyalty programme, with nearly 94 million members worldwide.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:

This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	05 May 2016